UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 21, 2014

First Horizon National Corporation

(Exact Name of Registrant as Specified in Charter)

TN	001-15185	62-0803242
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

165 MADISON AVENUE
MEMPHIS, TENNESSEE	38103
(Address of Principal Executive Office)	(Zip Code)

Registrant’s telephone number, including area code - (901) 523-4444

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
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ITEM 7.01.	Regulation FD Disclosure

On October 22, 2014 First Horizon National Corporation will issue a press release and will post on its website a slide presentation. The press release and presentation are furnished as Exhibits 99.1 and 99.2, respectively.

TrustAtlantic Financial Corporation plans to send a letter to its shareholders dated October 22, 2014. The letter will be accompanied by the press release and presentation. The letter is furnished as Exhibit 99.3.

ITEM 8.01.	Other Events

On October 21, 2014, First Horizon National Corporation (“First Horizon”) entered into an agreement with TrustAtlantic Financial Corporation (“TrustAtlantic Financial”) by which TrustAtlantic Financial will merge into a subsidiary of First Horizon.

TrustAtlantic Financial owns all the capital stock of TrustAtlantic Bank. TrustAtlantic Financial and TrustAtlantic Bank are headquartered in Raleigh, North Carolina. TrustAtlantic Bank has five branches, all located in North Carolina. Three branches are in Raleigh, one is in Cary, and one is in Greenville. At September 30, 2014 TrustAtlantic Financial reported, on a consolidated basis, approximately $453 million of total assets and approximately $395 million of total deposits.

In the transaction, approximately 75% of the shares of TrustAtlantic Financial will be converted into shares of First Horizon common stock at an exchange ratio of 1.4240 First Horizon shares for each TrustAtlantic Financial share, and approximately 25% of the shares of TrustAtlantic Financial will be converted into cash. The transaction is expected to close in the first half of 2015, subject to the approval of the shareholders of TrustAtlantic Financial as well as regulatory approvals and other customary conditions to closing.

Important other information

In connection with the proposed merger, First Horizon will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of TrustAtlantic Financial and a prospectus of First Horizon and other relevant documents concerning the proposed merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or Richard W. Edwards, TrustAtlantic Financial Corporation, 4801 Glenwood Ave., Suite 500, Raleigh, NC 27612; telephone 919. 277.8712. The Registration Statement and all other documents filed by First Horizon with the SEC also are and will be available free of charge at the SEC’s website (www.sec.gov).

This Current Report on Form 8-K, including its exhibits, shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. First Horizon and TrustAtlantic Financial and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding these persons and their interests in the merger will be included in the proxy statement/prospectus relating to the merger when it is filed with the SEC. Information concerning First Horizon’s directors and executive officers is also set forth in its proxy statements and annual reports on Form 10-K (including any amendments thereto), previously filed with the SEC.

ITEM 9.01.	Financial Statements and Exhibits

(d)	Exhibits

The following exhibits are furnished pursuant to Item 7.01 of this report. They are not to be considered “filed” under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and shall not be incorporated by reference into any of First Horizon National Corporation’s previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibit #	Description

99.1	Press release to be issued by First Horizon National Corporation on October 22, 2014

99.2	Slide presentation to be posted by First Horizon National Corporation on October 22, 2014
99.3	Letter from TrustAtlantic Financial Corporation to its shareholders dated October 22, 2014
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Horizon National Corporation
(Registrant)

Date: October 22, 2014	By:	/s/ Clyde A. Billings, Jr.
Senior Vice President, Assistant
General Counsel, and Corporate Secretary
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EXHIBIT INDEX

The following exhibits are furnished pursuant to Item 7.01 of this report. They are not to be considered “filed” under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and shall not be incorporated by reference into any of First Horizon National Corporation’s previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act.

EX-99.1	Press release to be issued by First Horizon National Corporation on October 22, 2014
EX-99.2	Slide presentation to be posted by First Horizon National Corporation on October 22, 2014
EX-99.3	Letter from TrustAtlantic Financial Corporation to its shareholders dated October 22, 2014